# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: VisionWave Holdings, Inc., CIK 0002038439
CUSIP: 927950105
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: VisionWave Holdings, Inc., 300 Delaware Ave. Suite 310 #301, Wilmington, Delaware (DE), 19801
Date of event which requires filing of this statement: 07/14/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001471781

## Reporting persons
- GBT Technologies Inc.: type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); sole voting power 2,020,500; shared voting power 0; sole dispositive power 2,020,500; shared dispositive power 0; aggregate amount beneficially owned 2,020,500 (14.16% of the class)

## Item 1. Issuer
Name of issuer: VisionWave Holdings, Inc.
Address of issuer's principal executive offices: VisionWave Holdings, Inc., 300 Delaware Ave. Suite 310 #301, Wilmington, DE 19801

## Item 2. Person Filing
Name of person filing: GBT Technologies Inc.
Address of principal business office or, if none, residence:
8557 W. Knoll
West Hollywood, CA 90069
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Amount beneficially owned: 2,020,500
Percent of class: Percent of class: 14.16%
Sole power to vote or to direct the vote: Sole power to vote or to direct the vote: 2,020,500
Shared power to vote or to direct the vote: Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: Sole power to dispose or to direct the disposition of: 2,020,500
Shared power to dispose or to direct the disposition: Shared power to dispose or to direct the disposition of: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- GBT Technologies Inc.: /s/ Michael D Murray, Michael D Murray (11/26/2025)